                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                                  Annual Report

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended December 31, 2002

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ___________________ to _________________________

Commission file number 0-7849

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  W. R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            W. R. Berkley Corporation
                               475 Steamboat Road
                               Greenwich, CT 06830

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                           December 31, 2002 and 2001

             Index to Financial Statements and Supplemental Schedule

                                                                                  Page(s)
                                                                                  -------
Independent Auditors' Report....................................................   3

Statements of Net Assets Available for Plan Benefits
 as of December 31, 2002 and 2001...............................................   4

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2002............................................   5

Notes to Financial Statements...................................................   6 - 10

* Supplemental Schedule H, Line 4 (i):  Schedule of Assets (Held at End of Year)
- December 31, 2002.............................................................   11

* Schedules required by Form 5500 which are not applicable have not been included.

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
W. R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4 (i) - schedule of assets (held at end of year) - December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                    /s/ KPMG LLP


New York, New York
June 27, 2003

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2002 AND 2001

                                                         2002                2001
                                                      ------------        ------------
Assets:
Investments, at fair value (Note 6)
   W. R. Berkley Corporation Common Stock Fund        $ 15,931,772        $ 11,409,451
   Mutual Funds                                        137,865,329         152,801,978
   Participant Loans                                     3,976,227           4,075,143
                                                      ------------        ------------
        Total investments                              157,773,328         168,286,572
                                                      ------------        ------------

Contributions Receivables:
   Employer                                             12,836,437           9,017,375
   Participants                                             43,415             203,682
                                                      ------------        ------------
        Total receivables                               12,879,852           9,221,957
                                                      ------------        ------------

Net assets available for plan benefits                $170,653,180        $177,507,629
                                                      ============        ============

See accompanying notes to financial statements.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
   Investment income (loss):
        Net depreciation in fair value of investments (Note 6)    $ (21,025,323)
        Interest and dividends                                        2,399,128
        Loan interest                                                   290,312
                                                                  -------------
          Total investment loss                                     (18,335,883)
                                                                  -------------

   Contributions:
        Employer                                                     12,836,291
        Participants                                                  9,915,622
        Rollovers                                                     1,874,067
                                                                  -------------
          Total contributions                                        24,625,980
                                                                  -------------

          Total additions                                             6,290,097
                                                                  -------------

Deductions from net assets attributed to:

   Benefits paid to participants                                     14,532,199
   Administrative expenses                                               24,541
                                                                  -------------
          Total deductions                                           14,556,740
                                                                  -------------

Net decrease                                                         (8,266,643)
Plan Transfer (Note 1)                                                1,412,194

Net assets available for plan benefits at:

   Beginning of year                                                177,507,629
                                                                  -------------
   End of year                                                    $ 170,653,180
                                                                  =============

See accompanying notes to financial statements.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)    PLAN DESCRIPTION

       The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan.

       (B) GENERAL

       The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and participating subsidiaries. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following the first full calendar quarter in which the employee completes 250 hours of service, or on the first day of the calendar quarter following the employees first year in which the employee completes 1,000 hours of service. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The Plan was further restated as of January 1, 1998 to reflect changes in the tax law and the merger of Signet Star Holdings, Inc. Profit Sharing Plan into the Plan. In March 1999, the Plan was amended to provide for full and immediate vesting of participation account balances whose employment was involuntarily terminated without cause in connection with the restructuring of certain subsidiaries of the Company (Restructuring Subsidiaries). In November 2001, the Plan was amended to provide participants of additional Restructuring Subsidiaries full and immediate vesting of their account balances. The Plan is further amended and restated as of January 1, 2002 to reflect relevant provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       Effective January 1, 2002, the Midwest Employers Casualty Company 401(k) Savings and Retirement Plan was merged into the Plan, resulting in a transfer of assets of $1,412,194.

       Effective July 1, 1997, Fidelity Management Trust Company (Fidelity) was appointed by the Profit Sharing Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

       (B) CONTRIBUTIONS

       The major provisions related to the contribution provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation as defined; (ii) employer contributions are made on an annual basis; (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the employee 401(k) account. The Board of Directors of each participating subsidiary approves employer contributions to the Plan.

       (C) PARTICIPANTS' ACCOUNTS

       The participant recordkeeping services are provided by Fidelity. Each participant's account is credited with the participant's contributions, the appropriate amount of the Company's contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The account of each participant is valued on a daily basis.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

       (D) VESTING

       Participants are fully vested in their employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment, as defined, and participation in the Plan. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes fully vested.

       (E) PAYMENTS OF BENEFITS

       On termination of employment, retirement or death, a participant or participant's beneficiary may elect to receive a lump sum or in annual installments, not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

       (F) FORFEITURES

       Forfeitures are retained in the Plan and are allocated among the accounts of the remaining participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions allocated during the year ended December 31, 2002, totaled $414,178.

       (G) PARTICIPANT LOANS

       Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years.

       The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance, who separates from service with the Company, has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

       (H) INVESTMENTS

       Participants are responsible for directing the investment of the their respective accounts. The Plan consisted of the following twenty-six funds in 2002:

       Fidelity Asset Manager(SM)                       Fidelity Magellan(R) Fund
       Fidelity Contrafund(R)                           Fidelity Overseas Fund
       Fidelity Diversified International Fund          Fidelity Puritan(R) Fund
       Fidelity Equity Income Fund                      Fidelity Retirement Money Market Portfolio
       Fidelity Freedom Income Fund(R)                  Invesco Small Company Growth Fund - Investor Class
       Fidelity Freedom 2000 Fund(R)                    Janus Mercury Fund
       Fidelity Freedom 2010 Fund(R)                    Janus Worldwide Fund
       Fidelity Freedom 2020 Fund(R)                    Morgan Stanley Institutional Fund Trust Value Portfolio
       Fidelity Freedom 2030 Fund(R)                    PIMCO Low Duration Fund - Administrative Class
       Fidelity Freedom 2040 Fund(SM)                   PIMCO Total Return Fund - Administrative Class
       Fidelity Government Income Fund                  Spartan(R) U.S. Equity Index Fund
       Fidelity Growth Company Fund                     Strong Advisor Small Cap Value Fund - Class Z
       Fidelity Intermediate Bond Fund                  W. R. Berkley Corporation Common Stock Fund

 (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following are the more significant accounting policies followed by the Plan:

       (A) BASIS OF ACCOUNTING AND USE OF ESTIMATES

       The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

       (B) INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Corporation common stock is based on closing price of New York Stock Exchange (NYSE) or, if not available, the latest available price reported by the principle national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. In calculating net asset value of mutual funds, investments are valued based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Participant loans are valued at cost. The difference between cost and fair value is not material. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

       (C) PLAN EXPENSES

       Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

       (D) PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       (E) RISKS AND UNCERTAINTIES

       The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

       The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W.R. Berkley Common Stock Fund, which invests in a single security.

  (3)  PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

       In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

(5)    PLAN AMENDMENTS

       A) NEW CATCH-UP CONTRIBUTIONS

       Effective January 1, 2002, if a participant reaches age 50 during the calendar year, the participant may make an additional "catch-up" contribution each pay period. Starting in 2002, the maximum annual catch-up contribution is $1,000. The participant must make a separate election to take advantage of the catch-up contribution. This $1,000 catch-up contribution will increase to $2,000 in 2003; $3,000 in 2004; $4,000 in 2005; and $5,000 in 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

       B) SHORTENED SUSPENSION PERIOD AFTER HARDSHIP DISTRIBUTION

       Prior to 2002, participants were suspended from making pre-tax contributions for 12 months after taking a hardship withdrawal from the Plan. Starting on January 1, 2002, the suspension period will be shortened to six months.

       C) ROLLOVER CONTRIBUTIONS

       Effective January 1, 2002, a Participant may roll over eligible pre-tax contributions from another 401(a), 403(a), 403(b) plan, or governmental 457(b) retirement plan into the Plan. Taxable amounts from an Individual Retirement Account (IRA) may also be rolled over into this Plan.

(6)    INVESTMENTS

       The following investments represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

                                                                                     2002                2001
                                                                                     ----                ----
       W. R. Berkley Corporation Common Stock Fund                                $15,931,772        $11,409,451

       Mutual Funds:
          Fidelity Contrafund(R)                                                   27,568,973         31,379,728
          Fidelity Government Income Fund                                           9,059,431          6,311,232
          Fidelity Puritan(R) Fund                                                 14,909,670         16,353,121
          Fidelity Retirement Money Market Portfolio                               19,449,346         19,936,102
          Spartan(R) U.S. Equity Index Fund                                        11,390,871         14,943,839

       The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2002, are as follows:

       W. R. Berkley Corporation Common Stock Fund               $    1,543,282
       Mutual funds                                                 (22,568,605)
                                                                    -----------

       Net depreciation in fair value of investments             $  (21,025,323)
                                                                    ===========

(7)    RELATED PARTY TRANSACTIONS

       Certain plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
        SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

         IDENTITY OF ISSUER                                     DESCRIPTION                                          CURRENT VALUE
         ------------------                                     -----------                                          -------------
*W. R. Berkley Common Stock Fund                     Common Stock Fund; 837,192 units                                 $15,931,772
                                                                                                                      -----------
*Fidelity Asset Manager Fund(SM)                     Mutual funds; 165,547 shares                                       2,284,546
*Fidelity Contrafund(R)                              Mutual funds; 714,222 shares                                      27,568,973
*Fidelity Diversified International Fund             Mutual funds; 73,247 shares                                        1,256,922
*Fidelity Equity Income Fund                         Mutual funds; 129,451 shares                                       5,135,324
*Fidelity Freedom Income Fund(R)                     Mutual funds; 13,036 shares                                          138,182
*Fidelity Freedom 2000 Fund(R)                       Mutual funds; 35,731 shares                                          393,395
*Fidelity Freedom 2010 Fund(R)                       Mutual funds; 103,016 shares                                       1,178,506
*Fidelity Freedom 2020 Fund(R)                       Mutual funds; 124,712 shares                                       1,326,933
*Fidelity Freedom 2030 Fund(R)                       Mutual funds; 72,218 shares                                          739,509
*Fidelity Freedom 2040 Fund(SM)                      Mutual funds; 7,495 shares                                            43,918
*Fidelity Government Income Fund                     Mutual funds; 864,450 shares                                       9,059,431
*Fidelity Growth Company Fund                        Mutual funds; 173,169 shares                                       6,133,650
*Fidelity Intermediate Bond Fund                     Mutual funds; 709,499 shares                                       7,612,926
*Fidelity Magellan(R) Fund                           Mutual funds; 85,483 shares                                        6,749,700
*Fidelity Overseas Fund                              Mutual funds; 134,831 shares                                       2,966,289
*Fidelity Puritan(R) Fund                            Mutual funds; 944,248 shares                                      14,909,670
*Fidelity Retirement Money Market Portfolio          Mutual funds; 19,449,346 shares                                   19,449,346
 Invesco Small Company Growth Fund                   Mutual funds; 192,863 shares                                       1,606,548
 Janus Mercury Fund                                  Mutual funds; 479,831 shares                                       7,072,742
 Janus Worldwide Fund                                Mutual funds; 141,236 shares                                       4,537,924
 Morgan Stanley Institutional Fund Trust Value
     Portfolio                                       Mutual funds; 133,747 shares                                       1,556,819
 PIMCO Low Duration Fund - Administrative Class      Mutual funds; 59,643 shares                                          612,539
 PIMCO Total Return Fund - Administrative Class      Mutual funds; 270,644 shares                                       2,887,774
 Spartan(R) U.S. Equity Index Fund                   Mutual funds; 365,678 shares                                      11,390,871
 Strong Advisor Small Cap Value Fund - Class Z       Mutual funds; 66,011 shares                                        1,252,892
                                                                                                                     ------------
      Total Mutual funds                                                                                             $137,865,329
                                                                                                                     ------------

*Participant Loans                                   758 participant loans (interest rates range from 4.75%
                                                              to 10.25%)                                                3,976,227
                                                                                                                     ------------
                  Total investments                                                                                  $157,773,328
                                                                                                                      ===========

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        W. R. BERKLEY CORPORATION
                                        PROFIT SHARING PLAN

                                        By     Eugene G. Ballard
                                           -------------------------------------
                                                    Eugene G. Ballard
                                                    Member, Profit Sharing Plan
                                                    Administrative Committee

June 27, 2003


                                  EXHIBIT INDEX

Exhibit 23     Consent of Independent Accountants

Exhibit 99     Section 906 Certification


                                       12